March 6, 2012

Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that Mr. Dan Propper rejoined the Company’s board of directors on March 5, 2012. Dan Propper had previously been a director of Teva from 2007 until February 2011.

Mr. Propper’s present term of office will run until Teva’s 2014 annual meeting of shareholders.

Mr. Propper is the Chairman of the Board of Osem Investments Ltd., a leading Israeli manufacturer of food products. Mr. Propper served as the Chief Executive Officer of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as President of the Manufacturers Association of Israel, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel. Mr. Propper has received awards for his contributions to Israeli industry and its economy, including an honorary Doctorate from the Technion—Israel Institute of Technology in 1999.

Mr. Propper serves as Chairman of the Supervisory Council of the Bank of Israel. He is a director of Check Point Software Technologies Ltd. and a member of the boards of trustees of the Technion, Ben-Gurion University and Weizmann Institute of Science. Mr. Propper received a B.S. (summa cum laude) in Chemical Engineering and Food Technology from the Technion.

Teva Pharmaceutical Industries Ltd.